Exhibit 12
Unit Corporation
Computation Ratio of Earnings to Fixed Charges

	2014		2013		2012		2011		2010
	(Dollars in thousands)
Income from continuing operations before income taxes	$222,939		$301,469		$39,402		$319,002		$237,221
(Income) loss from equity investments	133		238		205		295		(69)
Distribution from equity investments	303		144		—		—		682
Interest expense	16,904		14,578		13,878		4,167		—
Amortization of capitalized interest	5,454	(3)	3,080		4,922	(3)	1,654		1,145
Amortization of bond discount	467		437		259		—		—
Earnings	$246,200		$319,946		$58,666		$325,118		$238,979

Fixed charges (1)
Interest expense	$16,904		$14,578		$13,878		$4,167		$—
Capitalized interest	32,246		33,670		18,867		11,478		4,526
Amortization of bond discount	467		437		259		—		—
Total fixed charges	$49,617		$48,685		$33,004		$15,645		$4,526

Ratio of earnings to fixed charges (2)	5.0	x	6.6	x	1.8	x	20.8	x	52.8	x
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(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act.

(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.

(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.